SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2003
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F   X     Form 40-F
                                      -----             -----


             (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                   No    X
                                   -----                 -----


             (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
             82-_______________.


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                                                        [SANOFI-SYNTHELABO LOGO]

~Investor Relations


                                                                January 16, 2003


Dear Madam, Dear Sir,


On the occasion of the year 2002 sales publication, a conference call for financial analysts, institutional investors and journalists will be held on Wednesday, January 22nd, 2003 at 3.00 p.m. (Paris time). This conference call will be in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

         France :            00 33 (0) 1 70 70 81 98            code :   660688
         United Kingdom :    00 44 (0) 207 984 75 82            code :   660688
         USA :               00 1 719 457 26 41                 code :   660688

A recorded version of the conference will be made available through Wednesday January 31st, 2003 by dialling :

         France :            00 33 (0) 1 70 70 82 10            code :   660688
         United Kingdom :    00 44 (0) 207 984 75 78            code :   660688
         USA :               00 1 719 457 08 20                 code :   660688


A live audio webcast of this conference will be made available at our internet site (www.sanofi-synthelabo.com) and a recorded version will be archived through Friday, January 31st, 2003.

Yours sincerely,

Philippe Goupit

Investor Relations Department
Philippe Goupit   Director of Investor Relations
Isabelle Laurent  Investor Relations Europe
Sanjay Gupta      Investor Relations US

Contacts :
E-mail : investor-relations@sanofi-synthelabo.com
Europe                                          US
Tel : + 33 1 53 77 45 45                        Tel. :    1 212 551 42 93
Fax : + 33 1 53 77 42 96                        Fax :     1 212 551 49 10

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 17, 2003

                                           SANOFI-SYNTHELABO


                                           By:   /s/ Marie-Helene Laimay
                                                 --------------------------
                                                Name:  Marie-Helene Laimay
                                                Title: Senior Vice President and
                                                       Chief Financial Officer